Exhibit 4.15

THIRD AMENDING AGREEMENT made the ____ day of 02 / 10 / 2025, 2025

(“Third Amending Agreement”)

BETWEEN:

ALMADEN MINERALS LTD., a British Columbia company

hereinafter the “Corporation”

AND:

MORGAN POLIQUIN

hereinafter the “Executive”

WHEREAS the Corporation and the Executive are parties to an Executive Employment Contract dated effective as of January 29, 2013 (the “Agreement”), as amended by an Amending Agreement made the 1st day of April, 2016 (the “First Amending Agreement”) and a Second Amending Agreement made the 1st day of January, 2019 (the “Second Amending Agreement”, and, together with the Agreement and the First Amending Agreement, the “Contract”);

AND WHEREAS the Corporation and the Executive wish to amend the Contract as hereinafter set forth.

NOW THEREFORE, in consideration of the payment of $1.00, less applicable taxes and deductions, from the Corporation to the Executive, and of the premises and mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Corporation and the Executive hereby agree as follows:

1.	The Contract is hereby amended by:

(a)	Replacing all references to “President and Chief Executive Officer” with “Vice Chair”; and

(b)	Deleting Schedule “A” in its entirety and substituting in its place the attached Schedule “A”.

2.	The Contract, except as amended by this Third Amending Agreement, is hereby confirmed and ratified.

IN WITNESS WHEREOF the Corporation and the Executive have executed this Third Amending Agreement as of the day and year first above written.

ALMADEN MINERALS LTD.

Per:
	Authorized Signatory	MORGAN POLIQUIN

SCHEDULE ‘A’

RESPONSIBILITIES & DUTIES

VICE CHAIR

The Vice Chair shall perform the duties of the position in co-ordination with the Chief Executive Officer (the “CEO”) and the Executive Chairman, subject to the general supervision of and pursuant to the orders, advice and direction of, the Board of Directors of Almaden Minerals Ltd. (“Almaden”). The Vice Chair shall also render such other reasonable and related services and duties as may be assigned to the position from time to time by the Board of Directors of Almaden. The Vice Chair shall report directly to the Executive Chairman and the Board of Directors of Almaden.

Duties:

The Vice Chair is responsible for collaborating with the CEO and other officers for the day-to-day activities and operations management of Almaden and the creation of Almaden’s exploration and development opportunities. The Vice Chair accordingly shall have the primary responsibility:

1.	To assist with all business and operational activities of Almaden.

2.	To consider solutions to the key business challenges of Almaden.

3.	To provide support to the Chief Financial Officer of Almaden on the making of corporate filings as needed.

4.	To provide insight on relevant issues and trends that could affect corporate reputation and/or industry position.

Essential Functions:

1.	Assist in representing Almaden with securities regulators, shareholders, potential investors and other members of the industry, including the preparation and display of corporate power-points, on an as needed basis.

2.	Assist with strategic business development and key corporate planning issues and make recommendations to the CEO, the Executive Chairman and the Board of Directors of Almaden on major business decisions, including allocation of resources.

3.	Monitor performance against performance goals to ensure that progress is being made and collective action - if necessary - is taken.

4.	Monitor and support adherence to annual budgets.

5.	Assist to build an organizational culture in which performance matters.